SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO
                                 (Rule 14d-100)
          Tender Offer Statement under Section 14(d) (1) or 13(e) (1)
                     of the Securities Exchange Act of 1934

                             TRANS-LUX CORPORATION
              ____________________________________________________
                       (Name of Subject Company (Issuer))

                             TRANS-LUX CORPORATION
              ____________________________________________________
                       (Name of Filing Person (Offeror))

                 7 1/2% Convertible Subordinated Notes due 2006
              ____________________________________________________
                         (Title of Class of Securities)

                                  893247 AD 8
              ____________________________________________________
                     (CUSIP Number of Class of Securities)

                                Angela D. Toppi
                     Executive Vice President and Secretary
                             TRANS-LUX CORPORATION
                              110 Richards Avenue
                             Norwalk CT  06856-5090
                                 (203) 853-4321
              ____________________________________________________
          (Name, address and telephone number of person authorized to
       Receive Notices and communications on behalf of the filing person)

                                    Copy to:

                              Gerald Gordon, Esq.
                      Weisman Celler Spett & Modlin, P.C.
                                445 Park Avenue
                           New York, New York  10022
                                 (212) 371-5400
[ X ] Check the box if the filing relates solely to preliminary communication made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
  [ ] third-party tender offer subject to Rule 14d-1.
  [x] issuer tender offer subject to Rule 13c-4.
  [x] going-private transaction subject to Rule 13e-3
  [ ] amendment to Schedule 13D under Rule 13d-2.


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                                                            NEWS RELEASE
________________________________________________________________________
TRANS-LUX CORPORATION
110 Richards Avenue
Norwalk, CT  06854

FOR IMMEDIATE RELEASE
For Further Information
Contact:  Angela D. Toppi
Executive Vice President & CFO
203/853-4321

TRANS-LUX ANNOUNCES EXCHANGE OFFER FOR 7 1/2% CONVERTIBLE
SUBORDINATED NOTES DUE 2006

NORWALK, CT, February 23, 2004 - Trans-Lux Corporation (AMEX:TLX), a leading supplier of programmable electronic information displays and owner/operator of cinemas, today announced it will be making an Exchange Offer on or before March 1, 2004 pursuant to which Trans-Lux Corporation (the "Company") will offer to exchange (the "Exchange Offer") $1,000 principal amount of its new 8 1/4% Limited Convertible Senior Subordinated Notes due 2012 ("New Notes") for each $1,000 principal amount of its 7 1/2% Convertible Subordinated Notes due 2006 ("Old Notes"). The offer will be for up to $15,000,000 principal amount, or 49.7% of the $30,177,000 principal amount outstanding of the Old Notes. If more than $15,000,000 principal amount of the Old Notes are tendered, all tenders will be accepted pro rata unless the Company elects to accept all such tendered Old Notes. If less than $4,000,000 of the Old Notes is tendered, the Company reserves the right to either accept or reject such lesser tendered amount.

The New Notes will also be senior to the Old Notes and the Company's 9 1/2% Subordinated Notes due 2012. In general terms, the New Notes will pay a higher interest rate than the Old Notes, a longer maturity, later call date, lower conversion price, and be convertible into Common Stock through March 1, 2007 (which is after the maturity date of the Old Notes, but prior to the maturity date of the New Notes). Application will be made to list the New Notes on the American Stock Exchange.

It should be noted that directors of the Company who hold an aggregate of $110,000 Old Notes have indicated that they will accept the Exchange Offer.

The Exchange Offer is voluntary on a Noteholder's part. The Company believes no taxable gain or loss will be recognized by any Noteholder who accepts the Exchange Offer. Full details of the terms and conditions of the Exchange Offer will be contained in the Offering Circular being sent to Noteholders later this week.

Consummation of the Exchange Offer, and issuance of the New Notes are subject to various conditions as described in the Offering Circular.

This announcement is not an offer to purchase nor a solicitation of an offer to purchase with respect to any securities. The offer will be made solely by, and subject to the terms and conditions set forth in the Offering Circular and the related Letter of Transmittal.

Trans-Lux Corporation is not making any recommendations as to whether or not Holders should exchange their Old Notes pursuant to the Exchange Offer, and no one has been authorized by it to make any such recommendations. Holders must make their own decisions as to whether to consent to the proposed exchange for the Old Notes, and, if so, the principal amount of Old Notes to exchange.

The New Notes offered will not be and have not been registered under the Securities Act of 1933 and are issued pursuant to an exemption under Section 3(a)(9) of the Securities Act of 1933, as amended.

This news release may include forward-looking statements covered under the "Safe- Harbor" clause of the Private Securities Litigation Reform Act of 1995. Such statements are based upon current expectations and assumptions. Actual results could differ materially from those currently anticipated as a result of known and unknown risks and uncertainties including, but not limited to, weather and economic, political, market and industry conditions and reliance on key customers. Such factors are described in Trans-


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

Lux Corporation's SEC filings, including its most recently filed annual report on Form 10-Q. The Company disclaims any obligation to update any forward-looking statements to incorporate developments occurring after release of this announcement.

Trans-Lux is a worldwide, full-service provider of integrated multimedia systems for today's communications environments. The essential elements of these systems are the real-time, programmable electronic information displays the Company manufactures, distributes and services. Designed to meet the evolving communications needs of both the indoor and outdoor markets, these displays are used primarily in applications for the financial, banking, gaming, corporate, transportation, entertainment and sports industries. In addition to its display business, the Company owns and operates a chain of motion picture theatres in the western Mountain States.


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